United States securities and exchange commission logo





                               January 3, 2022

       Greg Lambrecht
       Chief Executive Officer
       1606 Corp.
       2425 E. Camelback Rd, Suite 150
       Phoenix, AZ 85016

                                                        Re: 1606 Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 17,
2021
                                                            File No. 333-258912

       Dear Mr. Lambrecht:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 Filed December 17, 2021

       Prospectus Cover

   1. We note your disclosure that "the selling shareholders may sell their shares prior to the
                                                        Company obtaining
approval to trade its stock on the OTC Bulletin Board or one of its premium marketplaces of
OTC Links ATS (i.e., OTCQX or OTCQB) at prevailing market
                                                        prices or privately
negotiated prices." Please remove this disclosure. In this regard, please note that unless
there is an established trading market for securities, shares resold by stockholders in a
public offering must sell at a fixed price until such time as a market is established. Please
also make conforming edits under the heading Determination of
                                                        Offering Price on page
16 as you made in response to our prior comment 5.
 Greg Lambrecht
FirstName
1606 Corp.LastNameGreg Lambrecht
Comapany
January    Name1606 Corp.
        3, 2022
January
Page 2 3, 2022 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Jennifer L pez Molina at 202-551-3792
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Jeffrey M. Stein, Esq.